UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Floor 21, Millennium Tower, Handelskai 94-96, Vienna, Austria
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

News Release

FOR IMMEDIATE RELEASE NOVEMBER 25, 2003
Contact:	Allen & Caron Inc.
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Kari Rinkeviczie (media)
(616) 647-0780
kari@allencaron.com

MFC BANCORP LTD. REPORTS 2003 THIRD QUARTER RESULTS
AND A STOCK REPURCHASE PROGRAM

NEW YORK, NY, (November 25, 2003) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR) reported today its financial results for the third quarter and nine months ended September 30, 2003. All figures are in US dollars.

For the three months ended September 30, 2003, total revenues increased to $75.8 million compared with $32.9 million for same period in 2002. The increase in revenues was primarily due to acquisitions and increased trading.

The net earnings for the period increased to $ 4.5 million, or $0.34 per share, on a diluted basis versus $1.2 million, or $0.09 per share, on a diluted basis in the prior year. General and administrative expenses increased to $5.4 million in the current period compared to 4.8 million in the same period a year ago.

Total revenues for the nine-month period ended September 30, 2003 increased to $209.4 million compared with $100.7 million in the prior year. Expenses were $190.1 million compared to the prior year period of $87.2 million. The increase in the revenues and expenses were primarily due to acquisitions, increased trading and a stronger Euro currency. Net income for the nine-month

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MFC BANCORP LTD. REPORTS 2003 THIRD QUARTER RESULTS
Page -2-

period was $19.3 million, or $1.44 per share on a diluted basis, compared with $13.8 million, or $1.03 per share on a diluted basis, in the prior year.

The Company's consolidated balance sheet changed during the period as a result of recent acquisitions and a weaker U.S. dollar. Total assets were $326.9 million at September 30, 2003, compared to total assets of $282.7 million at December 31, 2002. The Company's overall liabilities also increased to $113.5 million, compared to $98.5 million.

Michael Smith, President, of MFC Bancorp Ltd., stated, "The earnings for this year's third quarter were in line with our expectations. The Company's increase in revenues for the first nine months was primarily due to the integration of our trading business and acquisitions."

The Company also announces today that the Board of Directors has approved the repurchase of up to 660,000 shares of its Common Stock. The repurchase program will commence on December 2, 2003 and close on December 2, 2004, unless extended or shortened by the Board of Directors. The repurchases will be made from time to time on the open market at prevailing market prices from cash on hand. The Company believes, based on the current market prices, that the repurchase program is a good investment of available funds.

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

- FINANCIAL TABLES FOLLOW-

MFC BANCORP LTD. REPORTS 2003 THIRD QUARTER RESULTS
Page -3-

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
as of September 30, 2003 and December 31, 2002
(unaudited)
(amounts in U.S. dollars in thousands)

	2003	2002
ASSETS
Cash and cash equivalents	$ 67,637	$ 64,835
Securities	41,291	39,661
Loans	52,770	49,303
Receivables	54,924	34,157
Commodity investments	13,595	8,338
Properties held for sale	48,155	46,188
Resource property	26,822	23,263
Goodwill	12,418	10,390
Equity method investments	5,976	5,012
Prepaid and other	3,299	1,565
	$ 326,887	$ 282,712

LIABILITIES
Accounts payable and accrued expenses	$ 44,835	$ 29,931
Debt	50,712	43,554
Future income tax liability	0	163
Deposits	17,967	24,815
	113,514	98,463

Minority interests	4,764	3,641

SHAREHOLDERS' EQUITY
Common stock	55,056	44,485
Cumulative translation adjustment	(11,105)	11,859
Retained earnings	164,658	124,264
	208,609	180,608

	$ 326,887	$ 282,712

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MFC BANCORP LTD. REPORTS 2003 THIRD QUARTER RESULTS
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MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended September 30, 2003 and 2002
(unaudited)
(amounts in U.S. dollars in thousand, except per share data)

	2003	2002

Financial services revenue	$ 75,824	$ 32,897
Expenses
Financial services	64,997	24,846
General and administrative	5,426	4,810
Interest	840	1,340
Total expenses	71,263	30,996

Income before income taxes	4,561	1,901
Income taxes recovery (provision)	24	(728)

	4,585	1,173
Minority interests	(52)	(5)
Net income	$ 4,533	$ 1,168

Earnings per share
Basic	$ 0.34	$ 0.09
Diluted	$ 0.34	$ 0.09

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MFC BANCORP LTD. REPORTS 2003 THIRD QUARTER RESULTS
Page -5-

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2003 and 2002
(unaudited)
(amounts in U.S. dollars in thousand, except per share data)

	2003	2002
Financial services revenue	$ 209,389	$ 100,747
Expenses
Financial services	176,519	69,125
General and administrative	11,354	14,546
Interest	2,192	3,497
Total expenses	190,065	87,168

Income before income taxes	19,324	13,579
Income taxes recovery	80	224

	19,404	13,803
Minority interests	(101)	1
Net income	$ 19,303	$ 13,804

Earnings per share
Basic	$ 1.48	$ 1.06
Diluted	$ 1.44	$ 1.03

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/ Michael J. Smith

Michael J. Smith, President

Date: November 26, 2003